UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission file number 1-16625

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited
1391 Timberlake Manor Parkway
Chesterfield, MO 63017

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	2

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2021 and 2020	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (held at End of Year) as of December 31, 2021	12

Exhibits

Signature	13

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	Exhibit 23

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator, and Investment
Committee of the Bunge Savings Plan
Saint Louis, Missouri
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2011.

/s/ Armanino LLP
St. Louis, Missouri
June 15, 2022

BUNGE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2021 AND 2020

	2021	2020

INVESTMENTS, at fair value:
Mutual funds	$27,086,920	$24,602,912
Bunge Limited common shares	625,283	397,259
Collective trust fund	2,787,812	2,884,626
Common stock	1,330,236	662,915
Non interest bearing cash	420	485
Interest bearing cash	100,130	96,324

Total Plan interest in Bunge Defined Contribution Master Trust	31,930,801	28,644,521

RECEIVABLES:
Notes receivable from participants	303,176	527,399

Total receivables	303,176	527,399

NET ASSETS AVAILABLE FOR BENEFITS	$32,233,977	$29,171,920

See notes to financial statements.

BUNGE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

ADDITIONS:
Participants’ contributions	$1,616,799	$1,446,824
Employer contributions	1,123,341	1,171,885
Rollover contributions	619,864	67,292
Interest income on notes receivable from participants	23,125	31,520

Plan interest in Bunge Defined Contribution Master Trust:
Investment income — dividends	1,493,743	1,195,928
Investment income — interest	73	320
Net appreciation in value of investments	2,809,952	3,104,350

Net appreciation of Plan interest in Bunge Defined Contribution Master Trust	4,303,768	4,300,598

Total Additions	7,686,897	7,018,119

DEDUCTIONS:
Benefits paid to participants	4,577,869	4,591,146
Administrative expenses	46,971	49,321

Total Deductions	4,624,840	4,640,467

INCREASE IN NET ASSETS	3,062,057	2,377,652

Plan transfers	—	(99,888)

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	29,171,920	26,894,156

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$32,233,977	$29,171,920

See notes to financial statements

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
1.BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
The Bunge Savings Plan (the “Plan”) was established on April 1, 1996. On January 1, 2004, the Plan was amended to transfer assets attributable to non-union participants in the Plan to the Bunge Retirement Savings Plan and transfer the assets of the Central Soya 401(k) Plan for Hourly Employees (“CSY Plan”) to the Plan. The Plan was further amended to provide that Plan provisions applicable to participants in the CSY Plan are set forth in a separate subplan known as Supplement A to the Plan. Effective January 1, 2005, the assets attributable to Supplement A participants were transferred to the Bunge Savings Plan – Supplement A. Plan assets attributable to the subplan covering Supplement A participants may only be used to pay benefits for Supplement A participants, and trust assets attributable to the subplan covering the remaining participants may only be used to pay benefits for such participants. Significant accounting policies followed by the Plan are as follows.
Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Valuation and Income Recognition — The Plan’s investment in the Bunge Defined Contribution Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments include mutual funds, Bunge Limited common shares, interest bearing cash, non interest bearing cash, and other common stock holdings that are stated at estimated fair value based on quoted market prices.
The Collective trust fund is a stable value fund that is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. See Note 11 - Investments Measured Using The Net Asset Value Per Share Practical Expedient, for investments held by the Trust for which fair value is measured using the net asset value per share practical expedient. Certain prior period amounts, which previously reflected investments held by the Plan for which fair value was measured using the net asset value per share practical expedient, have been reclassified to conform to current year presentation.
Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on daily account balances. See Note 9 - Fair Value Measurements for discussion of fair value measurements.
Payment of Benefits — Benefit payments are recorded when paid.
Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the Plan document. Certain expenses of maintaining the Plan are paid directly by Bunge North America, Inc. (the "Company") and are excluded from these financial statements.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes of the Plan financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Trust which holds various securities, including mutual funds, Bunge Limited common shares, a collective trust fund, interest bearing cash, non interest bearing cash and other common stock holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law. The CARES Act allowed qualifying COVID-19 pandemic impacted participants to defer loan payments until December 31, 2020. The CARES Act also provided qualifying COVID-19 pandemic impacted participants with the option to take a coronavirus related distribution (“CRD”) from retirement savings that previously would have been inaccessible or subject to early withdrawal penalties. The CARES Act eliminated the need to take a required minimum distribution in calendar year 2020.
Subsequent Events - The Plan has evaluated subsequent events through June 15, 2022, the date the financial statements were available to be issued.
2.    PLAN DESCRIPTION
The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Investment Committee (the “Committee”) appointed by the Board of Directors of the Company. The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the applicable provisions of the Plan. All regular hourly employees, except those regular hourly employees of Bunge North America (East), L.L.C. (collectively “Employer Group”) whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible Plan participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
3.    CONTRIBUTIONS AND WITHDRAWALS
Contribution limits for participants are based on their respective collective bargaining agreements. As determined by the IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a pre-tax or Roth after-tax basis could not exceed $19,500. However, if a participant reached age 50 by December 31, they are able to contribute an additional $6,500 in “catch up” contributions to the Plan on a pre-tax or Roth after-tax basis.
The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations. The participants’ contributions, plus any actual earnings thereon, vest immediately.
The employer match in cash for participant contributions, if any, is subject to participant collective bargaining agreements. Such matching contributions are credited to individual participants’ accounts, and vest at a rate of 20% per year and all matching contributions become 100% vested following five years of continuous service. Participants will forfeit any non-vested portion of their account balance upon leaving the Company’s employment for any reason other than normal retirement. Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.
Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock, and the Bunge Common Stock Fund (subject to

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
certain limits) (the "Bunge Fund”). The Bunge Fund pools a participant’s money with that of other employees to buy common shares of Bunge Limited as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Limited, the overall stock market, and the performance and amount of short-term investments held by the Bunge Fund, less any expenses accrued against the Bunge Fund. All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund. Participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of common shares.
Employer Group matching contributions are allocated to participants based upon the current contribution allocation among investment alternatives elected by the individual participant. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.
Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants may withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 72. Participants with account balances less than or equal to $5,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant terminates employment. Withdrawals by participants are recorded upon distribution. A participant may withdraw all or any portion of their rollover contribution account, including earnings, at any time.
The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.
In 2020, as part of the CARES Act, the Plan allowed all eligible employees to take a CRD of up to $100,000, without penalty. Eligible employees are not required to repay this distribution, but the Plan allows for them to repay their Plan account within three years of the date they received their distribution.
4.    NOTES RECEIVABLE FROM PARTICIPANTS
The Plan was amended effective December 31, 2019 to allow the transfer of outstanding loans from the Loders Croklaan Savings Plan in to the Plan. The loans are secured by the balance in the participant's account. Loan payments, including interest due, are paid ratably through payroll deductions. As of December 31, 2021, participant loans bear interest rates of 5.25% and mature through December 2029. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in the administrative expense.
No new loans may be initiated under the Plan.
In 2020, as part of the CARES Act, the Plan allowed for a suspension of loan payments for all eligible employees until December 31, 2020. The suspended loan payments were restarted after January 1, 2021. Suspended loans were re-amortized, with new payment amounts and payoff dates. Also as part of the CARES Act, the Plan allowed participants to borrow 100% of their vested account balance, up to $100,000 less outstanding loan balances, for plan loans made to qualified individuals from March 27, 2020, to September 22, 2020.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
5.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their employer contributions.
6.    FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter from the Internal Revenue Service on March 31, 2016, stating that the Plan and related trust were designed and in compliance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the Trust’s investments are in shares of funds offered by Fidelity. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Fees paid by the Plan were $46,971 and $49,321 for the years ended December 31, 2021 and 2020, respectively.
Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.
The Plan allows for participants to invest in the Bunge Fund (subject to certain limits) which holds Bunge Limited common shares, as well as, short-term investments. Bunge Limited is the parent company of the sponsoring Company. The Bunge Fund held 128,553 and 144,214 common shares of Bunge Limited at December 31, 2021 and 2020, respectively of which 6,698 and 6,058 shares were allocated to the Plan at December 31, 2021 and 2020, respectively. During 2021 and 2020, the Plan recorded dividend income of $14,027 and $11,907, respectively, and net appreciation in fair value of $171,484 and $56,937, respectively, from Bunge Limited common shares.
8.    INTEREST IN BUNGE DEFINED CONTRIBUTION MASTER TRUST
The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. The assets of the Trust are held, managed, and administered by Fidelity pursuant to the terms of the Bunge Defined Contribution Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity. Each participating retirement plan has a divided interest in the Trust.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.
At December 31, 2021 and 2020, the Plan's interest in the net assets of the Trust was approximately 6.5% and 6.6%, respectively.
The investments of the Trust at December 31, 2021 and 2020 are summarized as follows:

	2021		2020
	Bunge Defined Contribution Master Trust	Plan's Interest in Master Trust	Bunge Defined Contribution Master Trust	Plan's Interest in Master Trust

Cash	$4,220,157	$100,550	$4,163,996	$96,809

Investments – at fair value:
Mutual funds	453,498,094	27,086,920	402,786,608	24,602,912
Bunge Limited common shares	12,001,708	625,283	9,457,554	397,259
Collective trust fund	7,598,145	2,787,812	8,391,052	2,884,626
Common stock	10,181,371	1,330,236	7,237,925	662,915

Total investment at fair value	483,279,318	31,830,251	427,873,139	28,547,712

Receivables
Notes receivable from participants	4,387,756	303,176	4,922,474	527,399
Employer contributions	416,968	—	330,502	—

Total receivables	4,804,724	303,176	5,252,976	527,399

Total	$492,304,199	$32,233,977	$437,290,111	$29,171,920

The following are net appreciation in the fair value of investments and investment income for the Bunge Defined Contribution Master Trust for the years ended December 31, 2021 and 2020.

	2021	2020

Net appreciation in fair value of investments	$36,448,953	$52,456,688
Investment income	28,073,629	19,806,691
Total	$64,522,582	$72,263,379

9.    FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There have been no changes in methodologies or investment levels during the years ended December 31, 2021 and 2020.
Level 1 — Quoted prices (unadjusted) in active markets for identical securities.
Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).
The following tables set forth by level within the fair value hierarchy a summary by category of equity securities held by the Trust measured at fair value on a recurring basis at December 31, 2021 and 2020. The tables do not include the Trust’s cash of $4,220,157 and $4,163,996, respectively, in accordance with the disclosure requirements of ASC 820, or the Collective trust fund value of $7,598,145 and $8,391,052 at December 31, 2021 and 2020, respectively, in accordance with the disclosure requirements of ASC 820-10 for certain investments measured at net asset value per share (or its equivalent).

	Fair Value Measurements at December 31, 2021, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$453,498,094	$—	$—	$453,498,094
Bunge Limited common shares	12,001,708	—	—	12,001,708
Common stock	10,181,371	—	—	10,181,371

Total	$475,681,173	$—	$—	$475,681,173

	Fair Value Measurements at December 31, 2020, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$402,786,608	$—	$—	$402,786,608
Bunge Limited common shares	9,457,554	—	—	9,457,554
Common stock	7,237,925	—	—	7,237,925

Total	$419,482,087	$—	$—	$419,482,087

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
10.    PLAN TRANSFERS
Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. In addition, if a change in a participant’s employment classification occurs during a plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may from time-to-time result in plan payables or receivables in the respective plans. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers transfers made for participants employment classification changes during the year. Total assets transferred from the plan were $99,888 for the year ended December 31, 2020.
11.    INVESTMENTS MEASURED USING THE NET ASSET VALUE PER SHARE PRACTICAL EXPEDIENT

The following table summarizes investments held by the Trust for which fair value is measured using the net asset value per share practical expedient as of December 31, 2021 and 2020. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value at December 31,		Unfunded Commitments at December 31,
Investment Type	2021	2020	2021	2020	Redemption Frequency	Redemption Notice Period
Collective trust fund	$7,598,145	$8,391,052	$—	$—	Daily	Daily[1]

(1) Withdrawals made on the collective trust can be initiated daily. Plan Sponsor terminations of the contracts can be initiated daily. Disbursements of the funds for Plan Sponsor terminations will be provided as soon as practicable within twelve months following written notice.

12.    DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2021 and 2020:

	2021	2020
Net assets available for benefits per the financial statements	$32,233,977	$29,171,920
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	24,810	101,033
Net assets available for benefits per Form 5500	$32,258,787	$29,272,953

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2021 and 2020:

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Net increase in net assets available for benefits per the financial statements	$3,062,057	$2,377,652
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(76,223)	65,914
Net increase in net assets available for benefits per the Form 5500	$2,985,834	$2,443,566

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2021

(A)	(B) Identity of issue, borrower, lessor, or similar party	(C) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(E) Current Value
*	Participant Loans	Participant Loans	$303,176
*	Interest Held in Master Trust	Various (includes Registered Investment Companies, Self directed Brokerage, etc.)	31,930,801
		TOTAL	$32,233,977

*Investment with party-in-interest to the Plan

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan

Date: June 16, 2022	By:	/s/ Lisa Ware-Alexander
Lisa Ware-Alexander
Plan Administrator